

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2014

Via E-mail
Leisa Swanson
President, Chief Executive Officer and Chief Accounting Officer
Cleaner Yoga Mat, Inc.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

      Re: **Cleaner Yoga Mat, Inc.**
             Amendment No. 1 to Form S-1
             Filed October 27, 2014
             File No. 333-198807

Dear Ms. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In future amendments, please ensure that you provide a version of your registration statement that has been marked to show changes. Refer to Rule 472.

2. Effective November 12, 2014, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Prospectus Summary, page 5

Company Overview, page 5

3. Please provide support for the statement that "79% of people own their own Yoga or Pilates mat." Please also clarify, as stated in the 2006 article from *The New York Times* that you reference, that "[r]esearch has not confirmed the link between unclean yoga mats and fungal, bacterial and viral infections [. . .]. Nor can dermatologists and podiatrists conclusively trace these ailments to dirty yoga mats."

Description of Business, page 22

Company Overview, page 22

4. We note your response to comment 11 in our letter dated October 14, 2014. Please provide third party support for the basis for your statement that there is "an extremely strong need for a green, fast, inexpensive, and effective method to sanitize mats and equipment in the fitness industry."

5. Please provide further details regarding the tests performed by SGS, SA, including the full name of SGS, SA and its certifications, as well as how the test was conducted and the specific findings.

Products, page 22

6. Please clarify that only the CYM wand is available immediately and that you have not yet determined the timeline for availability of the other products in your line. In this regard, we note your disclosure on page 6 and your response to prior comment 4 of our letter dated October 14, 2014, where you indicate that you only plan to sell the CYM wand.

7. We note your statement on page 25 that the CYM wand will be "[f]ree with every Studio and Standard CYM purchase." Please clarify this statement, since the only product you are only currently offering for sale is the CYM wand.

8. Please explain how you have acquired the distributors in your network, as well how you plan to continue to expand your network of distributors. Please also file a copy of any material distributor agreements as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 33

9. We note your response to comment 22 in our letter dated October 14, 2014. It appears that this agreement with Ms. Swanson could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the

underlying contract was in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you believe these actions are unnecessary. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

Item 16. Exhibits, page 41

Exhibit 5.1. Opinion of Eilers Law Group, P.A.

10. We note your response to comment 26 in our letter date October 14, 2014; however, we do not believe counsel's legal opinion has been revised accordingly. Please file a revised legal opinion that omits the qualification that the shares will be validly issued, fully paid and non-assessable nature "under the corporate laws of the state of Florida and the Bylaws of the Company when sold in a manner referred to in the Registration Statement," or tell us why these qualifications are required.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: William Robinson Eilers, Esq.